August 7, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Weight Watchers International, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 3, 2015

Filed May 13, 2015

Form 10-Q for the Fiscal Quarter Ended April 4, 2015

File No. 1-16769

Dear Mr. Spirgel:

Weight Watchers International, Inc. and all of its subsidiaries (“we,” the “Company” or “WWI”) is submitting this letter in response to our August 5, 2015 phone conversation with the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) as an additional supplement to the letters filed by us in response to the Staff’s letter to the Company dated June 11, 2015 with respect to the above-referenced Amendment No. 1 to Form 10-K and above-referenced Form 10-Q. This letter has been filed with the Commission as correspondence through EDGAR.

In response to our recent conversation with the Staff, we have further reflected on the disclosure in our recent periodic reports and in our upcoming Form 10-Q for the fiscal quarter ended July 4, 2015. In future filings, to the extent applicable, in addition to the disclosure laid out in the letter filed by us on July 27, 2015, we plan to further enhance and supplement our disclosure to include (i) appropriate cross references to refer the reader to disclosure related to the Company’s multi-year transformation plan so as to provide context for the different aspects of the plan and clarify the impact of the plan on our cost structure; (ii) additional information on the impact of our transformation plan on our liquidity and (iii) further specificity on the nature of the savings to be generated by our previously-disclosed $100 million cost-savings plan.

On an ongoing, quarterly basis, we will also continue to evaluate whether current factors or indicators require the performance of an interim impairment assessment of our indefinite-lived assets, and remain committed to including clear disclosure on the Company’s impairment assessments and risk in future periodic reports, as necessary. In addition, we will review our disclosure regarding the transformation plan to ensure its continued accuracy.

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We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to my attention at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

Nicholas P. Hotchkin
Chief Financial Officer

cc:	Christy Adams, Senior Staff Accountant

Ivette Leon, Assistant Chief Accountant

Paul Fischer, Attorney-Advisor

Kathleen Krebs, Special Counsel

Michael F. Colosi, WWI General Counsel and Secretary

Michael Nelson, PwC Engagement Partner

Brian Lane, Gibson, Dunn & Crutcher LLP

Denis Kelly, Chair of WWI Audit Committee

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